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                                                             FRIEDMAN SIEGELBAUM
                                                             CIK #0000939024


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            S C H E D U L E   1 3 G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                              STAFF BUILDERS, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   852377100
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 5 pages
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                                     1 3 G

CUSIP NO.    852377100                                         Page 2 of 5 pages


1        NAME OF REPORTING PERSON
         S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                 S SQUARED TECHNOLOGY CORP.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]
                                                                 (b)   [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

  NUMBER OF               5       SOLE VOTING POWER

   SHARES                         2,764,000 shs.

BENEFICIALLY              6       SHARED VOTING POWER

  OWNED BY                        212,000 shs.  (See Item 4 of this Schedule)

    EACH                  7       SOLE DISPOSITIVE POWER

 REPORTING                        2,764,000 shs. (See Item 4 of this Schedule)

PERSON WITH               8       SHARED DISPOSITIVE POWER

                                  212,000 shs.

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,976,000 shs.

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 12.5% (See Item 4 of this Schedule)

12       TYPE OF REPORTING PERSON*

                 CO
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Item 1.  Issuer.

                 (a) The name of the issuer is Staff Builders, Inc., a Delaware corporation (the "Issuer").

                 (b) The address of Issuer's principal executive offices is 1981 Marcus Avenue, Lake Success, New York 11042.

ITEM 2.  REPORTING PERSON.


                 (a) (b) (c) This report is being filed by S Squared Technology Corp., a Delaware corporation (the "Reporting Person"), which has its principal business office at 515 Madison Avenue, New York, New York 10022.

                 (d) (e) The report covers the Issuer's Common Stock, $.01 par value (the "Common Stock"). The CUSIP number of the Common Stock is 852377100.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), CHECK WHETHER THE PERSON FILING IS A:

                 (a)      [ ]     Broker or Dealer registered under Section 15
                                  of the Act

                 (b)      [ ]     Bank as defined in Section 3(a)(6) of the Act

                 (c)      [ ]     Insurance Company as defined in Section
                                  3(a)(19) of the Act

                 (d)      [ ]     Investment Company registered under Section 8
                                  of the Investment Company Act

                 (e)      [ ]     Investment Adviser registered under Section
                                  203 of the Investment Advisers act of 1940

                 (f)      [ ]     Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; see Section
                                  240.13d-1(b)(1)(ii)(F)

                 (g)      [ ]     Parent Holding Company, in accordance with
                                  Section 240.13d-1(b)(1)(ii)(G) (Note: See
                                  Item 7)

                 (h)      [ ]     Group, in accordance with Section
                                  240.13d-1(b)(1)(ii)(H)


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ITEM 4.          OWNERSHIP.

                 (a) (b) As of December 29, 1995, the Reporting Person may be deemed the indirect beneficial owner of 2,976,000 shares (the "Shares") of the Issuer's Common Stock.

                 The Shares were directly owned by limited partnerships for which the Reporting Person is the sole general partner, by advisory accounts of the Reporting Person for which it has dispositive power, and by the principal of the Reporting Person and members of his family.

                 As of December 31, 1995, the Issuer had outstanding 23,847,000 shares of Common Stock. Accordingly, the Shares represented approximately 12.5% of the outstanding shares of Common Stock. However, certain stockholders are entitled to 10 votes for each share of Common Stock beneficially owned. Consequently, as of such date, the Shares represented less than 10% of the votes exercisable by the holders of the Issuer's Common Stock.

                 (c) Number of Shares as to which the Reporting Person has:

                            (i) sole power to vote or to direct the vote - 2,764,000 shares;

                           (ii) shared power to vote or to direct the vote - 212,000 shares;

                          (iii) sole power to dispose or to direct the disposition of 2,764,000 shares; and

                           (iv) shared power to dispose or to direct the disposition of 212,000 shares.


ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ] .


ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not applicable.



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                                                            FRIEDMAN SIEGELBAUM
                                                            CIK #0000939024

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.


ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable.


ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.


ITEM 10.         CERTIFICATION.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996                   S SQUARED TECHNOLOGY CORP.


                                           By: /s/Seymour Goldblatt
                                              --------------------------
                                                     Signature


                                           Seymour Goldblatt, President
                                           -----------------------------
                                           Name/Title


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